SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of April, 2003

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X Form:40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The first, second, third and fifth paragraphs of the press release and the consolidated statements of operations and the consolidated balance sheets data contained in the press release attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: Orckit Communications Reports 2003 First Quarter Results. Dated April 30, 2003.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Orckit Communications Ltd.
                                                  (Registrant)

Date: May 1,2003                           By:  /s/ Adam M. Klein
                                                ------------------

                                           Adam M. Klein for Izhak Tamir,
                                           pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

10.1              Orckit Communications Reports 2003 First Quarter Results.
                  Dated April 30, 2003

                                  EXHIBIT 10.1

Contacts:
Erez Baron, Director of Finance  Jeffrey Corbin/Lee Roth/Joe Mansi
Orckit Communications            (Investor Relations)
Tel: 972 3 696 2121              KCSA Worldwide
erezb@orckit.com                 (212) 896-1214/(212) 896-1209
                                 jcorbin@kcsa.com / lroth@kcsa.com /
                                 jmansi@kcsa.com




                ORCKIT COMMUNICATIONS REPORTS 2003 FIRST QUARTER
                                     RESULTS

Tel Aviv, Israel, April 30, 2003 - Orckit Communications Ltd. (NASDAQ: ORCT) today reported results for the first quarter ended March 31, 2003.

Revenues in the first quarter of 2003 were $515,000 compared to $19.9 million in the quarter ended March 31, 2002. The net loss for the quarter was $5.2 million, or $(1.05) per share, compared to a net loss of $1.3 million, or $(0.27) per share, for the quarter ended March 31, 2002. Results for the first quarter of 2003 included financial income of $3.5 million, primarily from the early retirement of Orckit's subordinated convertible notes.

All share and per-share data in the Company's financial statements have been retroactively adjusted to reflect a one-for-five reverse share split that was effective November 26, 2002.

The key highlights for the quarter:

|_| Corrigent Systems has received from Telecordia final results for the completion of the Osmine service process and has continued to progress, as carriers are in the evaluation and trial stages with the CM-100 Packet ADM platform.

|_| Spediant Systems unveiled the EML-8000 at Cebit, demonstrating for the first time its product and technology to enable long-reach symmetric Ethernet transmission over copper networks.

During the first quarter, the Company purchased an aggregate of approximately 689,000 of its Ordinary Shares and retired $19.5 million principal amount of its Subordinated Convertible Notes. The Company also issued 600,000 Ordinary Shares to employees pursuant to the Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan.

Izhak Tamir, President of Orckit, commented: "We are nearing the field-trial phase for both Corrigent and Spediant products. We are excited by the prospects of these product launches, and intend to provide additional financing to Corrigent and Spediant as they increase commercial sales efforts."

Mr. Tamir continued, "During the first quarter, we were able to repurchase Ordinary Shares and retire a significant amount of our outstanding subordinated convertible notes, reducing our long-term debt. We believe that these actions will enable us to take advantage of the market opportunities that exist for our new products initiatives."


Conference Call
Orckit Communications will host a conference call on Wednesday, April 30, 2003, at 11 a.m. EDT. The call can be accessed by dialing 1-888-858-4066 in the United States and 1-973-935-2101 internationally. The call will also be available live on the Internet at www.kcsa.com. A replay of the call will be available beginning at approximately 1 p.m. EDT through May 3, 2003, at 11:59 p.m. EDT. To listen to the replay, please call 1-877-519-4471 in the United States and 1-973-341-3080 internationally. To access the replay, enter the following code: 3873812.

About Orckit Communications
Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high-capacity broadband services. Orckit is a majority shareholder of Corrigent Systems, which is developing metro transport telecom products designed to provide SONET and Ethernet services utilizing Resilient Packet Ring (RPR) technology.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.



                               (Tables to Follow)


                           ORCKIT COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (US$ in thousands, except per share data)

                                                                                    Three Months Ended
                                                                                        March 31
                                                                            2003                       2002
                                                                            ----                       ----
                                                                        (Unaudited)                (Unaudited)



Revenues                                                             $             515         $            19,875

Cost of revenues                                                                   331                      14,835
                                                                                ------                      ------
Gross profit                                                                       184                       5,040

Research and development expenses, net                                           4,775                       3,820

Selling, general and administrative expenses                                     4,175                       3,043
                                                                                ------                      ------
Total operating expenses                                                         8,950                       6,863
                                                                                ------                      ------
Operating loss                                                                 (8,766)                     (1,823)

Financial income, net                                                            3,535                         497
                                                                                ------                      ------
Net loss                                                             $         (5,231)         $           (1,326)
                                                                                ======                      ======
Net loss per share - basic and diluted (1)                           $          (1.05)         $            (0.27)
                                                                                ======                      ======
Weighted average number of shares outstanding -  basic and diluted
(1)                                                                              4,995                       4,885
                                                                                ======                      ======

(1) After giving retroactive effect to the one-for-five reverse share split




                                                  ORCKIT COMMUNICATIONS LTD.
                                                  CONSOLIDATED BALANCE SHEETS
                                                      (US$ in thousands)

                                                                                         March 31              December 31
                                                                                           2003                   2002
                                                                                           ----                   ----
                                                                                       (Unaudited)              (Audited)

                   ASSETS
Current assets:

    Cash and cash equivalents                                                      $             5,870   $               10,165
    Short-term investments                                                                      42,924                   53,684
    Trade receivables                                                                              323                      786
    Other receivables                                                                            2,356                    2,443
    Inventories                                                                                    100                      100
                                                                                                ------                   ------
          Total current assets                                                                  51,573                   67,178

Long term investments (including long term loan)                                                48,251                   59,829
Severance pay fund                                                                               2,017                    2,150
Property and equipment, net                                                                      3,676                    6,070
Deferred issuance costs, net                                                                       272                      623
                                                                                                ------                   ------
          Total assets                                                             $           105,789   $              135,850
                                                                                                ======                   ======


            LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Trade payables                                                                 $             3,934   $                4,827
    Accrued expenses and other payables                                                          6,480                    7,158
                                                                                                ------                   ------
          Total current liabilities                                                             10,414                   11,985

Long term liabilities :

    Accrued severance pay                                                                        3,191                    3,265
    Convertible subordinated notes                                                              18,688                   38,179
                                                                                                ------                   ------
          Total long term liabilities                                                           21,879                   41,444

          Total liabilities                                                                     32,293                   53,429

Shareholders' equity                                                                            73,496                   82,421
                                                                                                ------                   ------
          Total liabilities and shareholders' equity                               $           105,789   $              135,850
                                                                                                ======                   ======